August 7, 2024

Nadir Ali
Chief Executive Officer
Grafiti Holding Inc.
169 Bath Road
Slough, United Kingdom

       Re: Grafiti Holding Inc.
           Registration Statement on Form 10
           Filed July 25, 2024
           File No. 001-42190
Dear Nadir Ali:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Registration Statement on Form 10
Forward Purchase Agreement, page F-110

1. Please explain to us why the forward purchase agreement should not be recorded as contra equity. Describe all of the significant terms and features and refer us to any authoritative guidance in support of management's conclusion.
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined and
Consolidated Balance Sheet, page F-115

2. Disclose in footnote J the details of your valuation of the Forward Purchase Agreement derivative.
Unaudited Pro Forma Condensed and Consolidated Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined and
Consolidated Statements of Operations, page F-117

3. Please clarify in footnote CC the reasons for the difference in this adjustment amount and the amount recorded in adjustment G, and advise us in detail.
 August 7, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Kevin Friedmann